                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                 EXCITE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   300904109
                                   ---------
                                 (CUSIP Number)


                  THOMAS A. JERMOLUK, CHIEF EXECUTIVE OFFICER
                  -------------------------------------------
                              AT HOME CORPORATION
                              -------------------
                              425 BROADWAY STREET
                              -------------------
                        REDWOOD CITY, CALIFORNIA  94063
                        -------------------------------
                                 (415) 569-5000
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                JANUARY 19, 1999
                                ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 2 of 10 Pages
-------------------                                           ------------------

----------------------------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               At Home Corporation                                                      I.R.S. Identification No.:  77-0408542
----------------------------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [_]
                                                                                                                        (b) [_]
               N/A
----------------------------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS*
               WC, 00
----------------------------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [_]
               N/A
----------------------------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               STATE OF DELAWARE
----------------------------------------------------------------------------------------------------------------------------------
                             7          SOLE VOTING POWER
                                        10,482,698 (1)
         NUMBER OF           -----------------------------------------------------------------------------------------------------
          SHARES             8          SHARED VOTING POWER
       BENEFICIALLY                     9,155,487 (2)
         OWNED BY            -----------------------------------------------------------------------------------------------------
           EACH              9          SOLE DISPOSITIVE POWER
         REPORTING                      10,482,698 (1)
          PERSON             -----------------------------------------------------------------------------------------------------
           WITH              10         SHARED DISPOSITIVE POWER
                                        N/A
----------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,638,185 (1) (2)
----------------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [_]

----------------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.3%
----------------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, At Home will have sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of Common Stock of Excite, which, based upon the 52,676,876 shares of Excite Common Stock outstanding as of January 19, 1999 (as represented by Excite in the Merger Agreement discussed in Items 3 and 4) currently equals 10,482,698 shares of Excite Common Stock. Prior to the exercise of the Option, At Home is not entitled to any rights as a stockholder of Excite as to the shares of Excite Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. At Home expressly disclaims beneficial ownership of any of the shares of Excite Common Stock which are purchaseable by At Home upon exercise of the Option until such time as At Home purchases any such shares of Excite Common Stock upon any such exercise.

          (2) 9,155,487 shares of Excite Common Stock are subject to Voting Agreements entered into by At Home and certain stockholders of Excite (discussed in Items 3 and 4 below). At Home expressly disclaims beneficial ownership of any of the shares of Excite Common Stock covered by the Voting Agreements. Based on the number of shares of Excite Common Stock outstanding as of January 19, 1999 (as represented by Excite in the Merger Agreement discussed in Items 3 and 4), the number of shares of Excite Common Stock indicated represents approximately 17.4% of the outstanding Excite Common Stock, excluding the shares of outstanding shares of Excite Common Stock issuable upon exercise of the Option.

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 3 of 10 Pages
-------------------                                           ------------------

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the Common Stock of Excite, Inc., a Delaware corporation ("Excite" or "Issuer"). The principal executive offices of Excite are located at 555 Broadway, Redwood City, California 94063.

ITEM 2.   IDENTITY AND BACKGROUND.

          The name of the corporation filing this statement is At Home Corporation, a Delaware corporation ("At Home"). At Home is the leading provider of broadband Internet services over the cable television infrastructure to consumers. The address of At Home's principal business is 425 Broadway Street, Redwood City, California 94063. The address of At Home's executive offices is the same as the address of its principal business.

          Tele-Communications, Inc. ("TCI"), through its wholly owned subsidiary, TCI Internet Holdings, Inc. ("TCIIH") may be deemed to be a controlling stockholder of At Home. TCI's principal business address and the address of its executive offices is Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111. TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a corporation formed under the laws of the state of Delaware. Information in this statement with respect to TCI, TCIIH and the directors and executive officers of TCI has been provided to At Home by representatives of TCI and disclosures regarding such entities and individuals in this Statement are based on communications with such representatives (except that those directors and executive officers of TCI who are also directors of At Home have responded as directors of At Home directly to At Home).

          Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of At Home and TCI, as of the date hereof.

          Neither At Home, nor to At Home's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To At Home's knowledge, except for James Shaw who is a citizen of Canada and John L. O'Farrell who is a citizen of Ireland, each of the individuals identified on Schedule A is a citizen of the United States.

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 4 of 10 Pages
-------------------                                           ------------------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to an Agreement and Plan of Reorganization dated as of January 19, 1999 (the "Merger Agreement"), among At Home, Countdown Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of At Home ("Merger Sub") and Excite, and subject to the conditions set forth therein (including approval by stockholders of At Home and Excite), Merger Sub will merge with and into Excite and Excite will become a wholly-owned subsidiary of At Home (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Excite with Excite remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Excite Common Stock, other than shares owned by Merger Sub, At Home or any wholly-owned subsidiary of At Home, will be converted into the right to receive 1.041902 shares (the "Exchange Ratio") of At Home Series A Common Stock, and each outstanding option to purchase Excite Common Stock under Excite's stock option plans (each, an "Excite Common Stock Option") will be assumed by At Home (each, an "Assumed Option") and certain outstanding warrants to purchase Excite Common Stock and certain promissory notes convertible into Excite Common Stock (each, an "Excite Convertible Security") will be assumed by At Home (each, an "Assumed Convertible Security"). Each Assumed Option and each Assumed Convertible Security will become an option or warrant to purchase, or promissory note convertible into, that number of shares of At Home Series A Common Stock as is equal (subject to rounding) to the number of shares of Excite Common Stock that was subject to such option, warrant or convertible promissory note, as the case may be, immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option and each Assumed Convertible Security will be equal to the quotient determined by dividing the exercise price per share of Excite Common Stock at which such Excite Common Stock Option and each Excite Convertible Security was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent.

          As an inducement to At Home to enter into the Merger Agreement, At Home and Excite entered into a Stock Option Agreement dated as of January 19, 1999 (the "Stock Option Agreement") pursuant to which Excite granted At Home the right (the "Option"), under certain conditions, to acquire up to the number of shares of Excite Common Stock sufficient to give At Home ownership of 19.9% of Excite's outstanding Common Stock. Excite's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. At Home did not pay additional consideration to Excite in connection with Excite entering into the Stock

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 5 of 10 Pages
-------------------                                           ------------------

          Option Agreement and granting the Option. In the event the Option becomes exercisable, At Home anticipates it will use working capital for any exercise of the Option.

          As a further inducement for At Home to enter into the Merger Agreement and in consideration thereof, certain stockholders of Excite (the "Stockholders") entered into a Company Voting Agreement (as such term is defined in the Merger Agreement), dated as of January 19, 1999 with At Home (collectively, the "Voting Agreements") whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Excite Common Stock beneficially owned by them in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. At Home did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

          References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of At Home, with and into Excite in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and Excite will continue as the Surviving Corporation and as a wholly-owned subsidiary of At Home. Each holder of outstanding Excite Common Stock will receive, in exchange for each share of Excite Common Stock held by such holder,
          1.041902 shares of At Home Common Stock. At Home will assume each Excite Common Stock Option and each Excite Convertible Security.

          Each of the Stockholders has, by executing a Voting Agreement, agreed to vote such portion of the 9,155,487 shares, collectively, of Excite Common Stock (the "Shares") beneficially owned by them as described below. The Stockholders and the number of outstanding shares beneficially owned by each of them as of January 19, 1999, is set forth in Schedule B hereto which is hereby incorporated by this reference.

          Pursuant to the Voting Agreements, the Stockholders have agreed, at every Excite stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of adoption and approval of the Merger Agreement and approval of the Merger and (ii) against approval of (a) any proposal made in

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 6 of 10 Pages
-------------------                                           ------------------

          opposition to or in competition with consummation of the Merger, (b) any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than At Home or its affiliates or (c) any liquidation or winding up of Excite. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) September 30, 1999, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof, (iv) the first meeting of Excite's stockholders at which the Merger is considered and not approved or (v) any breach by a party other than Excite of the Parent Voting Agreement dated as of January 19, 1999 among Excite and TCIIH.

          Pursuant to the Stock Option Agreement Excite granted At Home the Option, under certain conditions, to acquire up to the number of shares of Excite Common Stock sufficient to give At Home ownership of 19.9% of Excite's outstanding Common Stock. Excite's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur:
          (a) if (i) the Board of Directors of Excite or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to At Home its unanimous recommendation in favor of, the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) Excite shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of Excite in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) the Board of Directors of Excite fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within ten (10) days after At Home requests in writing that such recommendation be reaffirmed; (iv) the Board of Directors of Excite or any committee thereof shall have approved or recommended any Acquisition Proposal (as defined in the Merger Agreement); or (v) a tender or exchange offer relating to securities of Excite shall have been commenced by a Person (as defined in the Merger Agreement) unaffiliated with At Home and Excite shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Excite recommends rejection of such tender or exchange offer; (b) upon the public announcement of an Option Acquisition Proposal (as defined in the Stock Option Agreement); or
          (c) upon the commencement of a solicitation within the meaning of Rule 14a-1(l) by any person or entity other than Excite or its Board of Directors (or any person or entity acting on behalf of Excite or its Board of Directors) seeking to alter the composition of the Excite's Board of Directors.

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 7 of 10 Pages
-------------------                                           ------------------

          The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable At Home and Excite to consummate the transactions contemplated under the Merger Agreement.

          (c)  Not applicable.

          (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f)  Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

          (h) - (i) If the Merger is consummated as planned, the Excite Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

          (j) Other than described above, At Home currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although At Home reserves the right to develop such plans).

          References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this
          Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 8 of 10 Pages
-------------------                                           ------------------

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) As a result of the Voting Agreements, At Home may be deemed to be the beneficial owner of at least 9,155,487 shares of Excite Common Stock. Such Excite Common Stock constitutes approximately 17.4% of the issued and outstanding shares of Excite Common Stock based on the number of shares of Excite Common Stock outstanding as of January 19, 1999 (as represented by Excite in the Merger Agreement discussed in Items 3 and 4). At Home may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, At Home (i) is not entitled to any rights as a stockholder of Excite as to the Shares and (ii) disclaims any beneficial ownership of the shares of Excite Common Stock which are covered by the Voting Agreements.

          In the event the Stock Option becomes exercisable and is exercised in full, At Home will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the then outstanding shares of Excite Common Stock, which, based upon the 52,676,876 shares of Excite Common Stock outstanding as of January 19, 1999, currently equals 10,482,698 shares of Excite Common Stock.

          To the knowledge of At Home, the following persons listed on Schedule A have ownership interests in Excite:

               (i) William R. Hearst III, Vice Chairman of At Home, owns 81,263 shares of Excite Common Stock, and is a general partner of Kleiner Perkins Caufield & Byers VII ("KPCB VII"), which owns 1,395,548 shares of Excite Common Stock.

               (ii) L. John Doerr, a director of At Home, owns 92,809 shares of Excite Common Stock, may be deemed to be a beneficial owner of 39,307 shares of Excite Common Stock held by The Children of LJD III Trust, may be deemed to be a beneficial owner of 2,210 shares of Excite Common Stock held by the LJD Trust VII, and is a general partner of KPCB VII, which owns 1,395,548 shares of Excite Common Stock.

               (iii) Bruce Ravenel, a director of At Home, owns 398 shares of Excite Common Stock.

               (iv) Larry Romrell, a director of At Home, owns 798 shares of Excite Common Stock.

               (v) Adam Grosser, an executive officer of At Home, owns 1,000 shares of Excite Common Stock.

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 300904109                                           Page 9 of 10 Pages
-------------------                                           ------------------


          (c) To the knowledge of At Home, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

          (d) Certain persons not named pursuant to Item 2 may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in clauses (i) through (v) in Item 5(a)-(b) above. To the knowledge of At Home, except as described in the foregoing sentence, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Excite.

          (e)  N/A.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements and the Stock Option Agreement, to the knowledge of At Home, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 (including, based on information provided by representatives of TCI, TCI, TCIIH and TCI's directors and executive officers) and between such persons and any person with respect to any securities of Excite, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Reorganization, dated January 19, 1999 by and among At Home, Merger Sub and Excite. (incorporated by reference to exhibits to the Report on Form 8-K filed by Excite, Inc. on January 20, 1999 (File No. 000-28064).

          2. Form of Voting Agreement, dated January 19, 1999, between At Home and certain stockholders of Excite.

          3. Stock Option Agreement dated January 19, 1999 by and between At Home and Excite. (incorporated by reference to exhibits to the Report on Form 8-K filed by Excite, Inc. on January 20, 1999 (File No. 000-28064).

                                 SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 300904109                                          Page 10 of 10 Pages
-------------------                                          -------------------


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999

                                      AT HOME CORPORATION



                                      By:  /s/ David G. Pine
                                           --------------------------------
                                           David G. Pine
                                           Vice President, General Counsel and
                                           Secretary

                                   Schedule A
                                   ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              AT HOME CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of At Home. Except as indicated below, the business address of each such person is 425 Broadway Street, Redwood City, CA 94063.

Name and Title                                       Present Principal Occupation
--------------                                       ----------------------------
Thomas Jermoluk                                      Chairman of the Board of Directors, President
Chairman of the Board of Directors, President        and Chief Executive Officer of At Home
 and Chief Executive Officer

David P. Bagshaw                                     Senior Vice President, @Media Group of At
Senior Vice President, @Media Group                  Home

Leilani T. Gayles                                    Vice President, Human Resources of At Home
Vice President, Human Resources

Dean A. Gilbert                                      Senior Vice President and General Manager,
Senior Vice President and General Manager,           @Home of At Home
 @Home

Kenneth A. Goldman                                   Senior Vice President and Chief Financial Officer
Senior Vice President and Chief Financial Officer    of At Home

Adam Grosser                                         Vice President, Product Development of At Home
Vice President, Product Development

Donald P. Hutchison                                  Senior Vice President and General Manager,
Senior Vice President and General Manager,           @Work of At Home
 @Work

Milo S. Medin                                        Senior Vice President and Chief Technology
Senior Vice President and Chief Technology           Officer of At Home
 Officer

John L. O'Farrell                                    Senior Vice President, International of At Home
Senior Vice President, International

David G. Pine                                        Vice President, General Counsel and Secretary of
Vice President, General Counsel and Secretary        At Home

Robert E. Tomasi, Jr.                                Senior Vice President, Operations of At Home
Senior Vice President, Operations

William R. Hearst III                                General Partner
Vice Chairman                                        Kleiner Perkins Caufield & Byers
                                                     2750 Sand Hill Road
                                                     Menlo Park, CA 94025


Name and Title                                       Present Principal Occupation
--------------                                       ----------------------------
L. John Doerr                                        General Partner
Director                                             Kleiner Perkins Caufield & Byers
                                                     2750 Sand Hill Road
                                                     Menlo Park, CA  94025

Leo J. Hindery, Jr.                                  President and Chief Operating Officer
Director                                             Tele-Communications, Inc.
                                                     5619 DTC Parkway
                                                     Englewood, CO 80110

John C. Malone                                       Chairman and Chief Executive Officer
Director                                             Tele-Communications, Inc.
                                                     5619 DTC Parkway
                                                     Englewood, CO 80110

Bruce W. Ravenel                                     Executive Vice President and Chief Technology Officer
Director                                             Liberty Interactive, Inc.
                                                     5619 DTC Parkway
                                                     Englewood, CO 80111

Brian L. Roberts                                     President
Director                                             Comcast Corporation
                                                     1500 Market Street, 35th Floor
                                                     Philadelphia, PA 19102

Larry E. Romrell                                     Executive Vice President
Director                                             Tele-Communications, Inc.
                                                     5619 DTC Parkway
                                                     Englewood, CO  80111

James R. Shaw, Jr.                                   President and Chief Executive Officer
Director                                             Shaw Communications Inc.
                                                     Suite 400
                                                     630 3rd Avenue SW
                                                     Calgary, Alberta
                                                     T2P 4LS Canada

Name and Title                                       Present Principal Occupation
--------------                                       ----------------------------
David M. Woodrow                                     Senior Vice President, New Business
Director                                             Development
                                                     Cox Communications, Inc.
                                                     1400 Lake Hearn Drive
                                                     Atlanta, GA  30319

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           TELE-COMMUNICATIONS, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of TCI. Except as indicated below, the business address of each such person is 5619 DTC Parkway, Englewood, CO 80111. (The following is based on information provided to At Home by representatives of TCI.)

Name and Title                                                               Present Principal Occupation
--------------                                                               ----------------------------
John C. Malone                                                               Chairman of the Board of Directors, Chief
Chairman of the Board of Directors, Chief                                    Executive Officer and Director of TCI
Executive Officer and Director

Leo J. Hindery, Jr.                                                          President, Chief Operating Officer and
President, Chief Operating Officer and                                       Director of TCI
Director

Donne F. Fisher                                                              Consultant and Director of TCI
Consultant and Director

John W. Gallivan                                                             Director of Kearns-Tribune
Director                                                                     Corporation
                                                                             400 Tribune Building
                                                                             Salt Lake City, UT 84111

Kim Magness                                                                  Management of personal investments
Director                                                                     4000 E. Belleview
                                                                             Englewood, CO  80111

Paul A. Gould                                                                Managing Director and Executive Vice President
Director                                                                     Allen & Company, Incorporated
                                                                             711 Fifth Avenue
                                                                             New York, NY  10022

Robert A. Naify                                                              President and Chief Executive Officer
Director                                                                     Todd-AO Corporation
                                                                             172 Golden Gate Avenue
                                                                             San Francisco, CA  94102

Jerome H. Kern                                                               Vice-Chairman of the Board of
Vice-Chairman of the Board of Directors and Director                         Directors and Director of TCI
                                                                             Consultant and Director of TCI

J.C. Sparkman                                                                Consultant and Director of TCI
Consultant and Director

Stephen M. Brett                                                             Executive Vice President, Secretary and General
Executive Vice President, Secretary and General                              Counsel of TCI
Counsel

Name and Title                                      Present Principal Occupation
--------------                                      ----------------------------
Larry E. Romrell                                    Executive Vice President of TCI
Executive Vice President

Bernard W. Schotters, II                            Senior Vice President and Treasurer of TCI
Senior Vice President and Treasurer

Robert R. Bennett                                   Executive Vice President of TCI
Executive Vice President

Gary S. Howard                                      Executive Vice President of TCI
Executive Vice President

                                   Schedule B
                                   ----------



Stockholder                               Shares Beneficially Owned
-----------                               -------------------------
George Bell(a)                                              373,295

Intuit Inc.                                               5,800,000

Vinod Khosla
  Kleiner Perkins Caufield & Byers VII                    1,395,548

Geoffrey Yang
  Institutional Venture Partners(b)                       1,586,644
                                                          ---------

Total:                                                    9,155,487


  (a) Represents 25,789 shares of outstanding Excite Common Stock and 347,505 shares subject to options exercisable within 60 days of January 19, 1999.

  (b) Represents 31,728 shares of Excite Common Stock held of record by Institutional Venture Management VI, 1,491,444 shares of Excite Common Stock held or record by Institutional Venture Partners VI ("IVP"), and 63,472 shares of Excite Common Stock held of record by IVP Founders Fund, L.P.